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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
     U.S. Dollar 100,000,000 Callable 5.19 percent Notes due April 15, 2019






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: April 19, 2004


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         The following information regarding the U.S. Dollar 100,000,000
Callable 5.19 percent Notes of 2003, due April 15, 2019 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

         Item 1. DESCRIPTION OF OBLIGATIONS

                  (a) U.S. Dollar 100,000,000 Callable 5.19 percent Notes due April 15, 2019.

                  (b) The interest rate will be a fixed rate of 5.19 percent, payable semi-annually on each April 15 and October 15, commencing on October 15, 2004 and ending on April 15, 2019.

                  (c) Maturing April 15, 2019. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                  (d) Notes are callable by the Bank at par on each April 15 and October 15, commencing on April 15, 2005 and ending on October 15, 2018, with 5 London and New York business days notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f) Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h) See Prospectus, pages 6-10.

                  (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

         Item 2. DISTRIBUTION OF OBLIGATIONS

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         As of April 13, 2004, the Bank entered into a Terms Agreement with
Goldman Sachs International as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 15, 2004.

         The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         Item 3. DISTRIBUTION SPREAD


             Price to                Selling Discounts     Proceeds to the
              Public                  and Commissions         Bank(1)
              ------                  ---------------         -------
        Per Unit: 100.00%                  0.23%               99.77%
      Total: USD 100,000,000              230,000           USD 99,770,000



         Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5. OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6. APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

         Item 7. EXHIBITS

                  A. Pricing Supplement dated April 13, 2004

                  B. Terms Agreement dated April 13, 2004


--------
(1)    Without deducting expenses of the Bank, which are not yet known.

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                                                                       EXHIBIT A

PRICING SUPPLEMENT



                               [WORLD BANK LOGO]

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT

                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2766
                                U.S.$ 100,000,000
                        CALLABLE 5.19 PER CENT. NOTES DUE
                                 APRIL 15, 2019





                           Goldman Sachs International

              The date of this Pricing Supplement is April 13, 2004

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         This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

         This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997 and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.


TERMS AND CONDITIONS
         The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:


1.      No.:                                           2766

2.      Aggregate Principal Amount:                    U.S.$ 100,000,000

3.      Issue Price:                                   100.00 per cent.

4.      Issue (Settlement) Date:                       April 15, 2004

5.      Form of Notes (Condition 1(a)):                Registered Fed Bookentry

6.      Authorized Denominations                       U.S.$ 1,000
       (Condition 1(b)):

7.      Specified Currency (Condition 1(d)):           United States Dollars ("U.S.$")

8.      Maturity Date (Conditions 1(a) and 6(a)):      April 15, 2019

9.      Interest Basis (Condition 5):                  Fixed Interest Rate (Condition 5(I))

10.     Interest Commencement Date:                    April 15, 2004

11.     Fixed Interest Rate (Condition 5(I)):

        (a)     Interest Rate:                         5.19 per cent. per annum

        (b)    Fixed Rate Interest Payment Dates:      April 15 and October 15 in each year from and
                                                       including October 15, 2004 to and including
                                                       April 15, 2019

        (c)   Fixed Rate Day Count Fraction:           30/360, as provided in Condition 5(I)(b)

12.     Relevant Financial Centre:                     New York

13.     Relevant Business Day:                         London and New York

14.     Redemption Amount (Condition 6(a))             Principal Amount

15.     Redemption at the option of the Issuer         Yes
        (Condition 6(e)):

        (a) Notice Period:                             Not less than 5 Relevant Business Days

        (b) Amount:                                    All (and not less than all)

        (c) Early Redemption Dates:                    April 15, 2005 and every Interest Payment Date falling on
                                                       April 15 and  October 15 thereafter, up to and including
                                                       October 15, 2018

        (d) Early Redemption Amount                    100.00 per cent. of the Principal Amount in U.S.$

        (Condition 9):


                                       2

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


16.     Redemption at the option of the                No
        Noteholders (Condition 6(f)):

17.     Prescription (Condition 8):

(a)     Principal:                                     10 years

(b)     Interest:                                      5 years

18.     Governing Law of the Notes:                    New York

OTHER RELEVANT TERMS

1.      Listing (if yes, specify Stock Exchange):      No

2.      Details of Clearance System approved by        U.S. Federal Reserve Banks Bookentry system
        the Bank and the Global Agent and Clearance
        and Settlement Procedures:

3.      Syndicated:                                    No

4.      Commissions and Concessions:                   0.23 per cent.

5.      Codes:

        (a)     ISIN:                                          US459056QR10

        (b)     CUSIP:                                         459056 QR 1

6.      Identity of Dealer(s)/Manager(s):              Goldman Sachs International

7.      Provisions for Registered Notes:

(a)     Individual Definitive Registered Notes         No
        available on Issue Date:

(b)     DTC Global Note:                               No

(c)     Other Registered Global Notes:                 Yes


                                       3

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GENERAL INFORMATION
The Bank's latest Information Statement was issued on September 15, 2003.

The following additional selling restrictions shall apply to the issue:



1.    United Kingdom:                      The Dealer has represented and agreed that it has
                                           complied and will comply with all applicable provisions
                                           of the Financial Services and Markets Act 2000, with
                                           respect to anything done by it in relation to the Notes
                                           in, from or otherwise involving the United Kingdom




                                           INTERNATIONAL BANK FOR
                                           RECONSTRUCTION AND DEVELOPMENT

                                           By:





                                       4


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                                                                       EXHIBIT B




                         TERMS AGREEMENT NO. 2766 UNDER
                                  THE FACILITY




                                                                  April 13, 2004


International Bank for Reconstruction and Development
1818 H Street, N.W.
Washington, D.C. 20433



The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$ 100,000,000 Callable 5.19 per cent. Notes due April 15, 2019 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. London time on April 15, 2004 (the "Settlement Date") at an aggregate purchase price of U.S.$ 99,770,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.



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Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the sum of the issue price of 100.00 per cent. of the aggregate principal amount less a combined management, underwriting and selling commission of 0.23 per cent. of the aggregate principal amount).

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in bookentry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK of NYC/GIL; and payment of the purchase price specified above in immediately available funds to the Bank's account at the Federal Reserve Bank of New York:
ABA No. 021-081-367 (IBRD WASH ISSUER - Code 2500).

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

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6. For purposes hereof, the notice details of the undersigned are as follows:

        Goldman Sachs International
        Peterborough Court
        133 Fleet Street
        London  EC4A 2BB

        Attention:    Sovereign, Supranational and Agency Capital Markets
        Telephone:    + 44 207 774 2316
        Fax:          + 44 207 772 5372

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

7. This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

8. This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


                                                  Goldman Sachs International



                                                  By: ..........................

                                                  Name:
                                                  Title:


CONFIRMED AND ACCEPTED, as of the date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


By:____________________________
   Name:
   Title: